UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Prenetics Global Limited

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G72245106

(CUSIP Number)

Da Yeung Limited

Yeung Danny Sheng Wu

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

Tel: +852-2210-9588

July 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No. 2 to the initial Schedule 13D (the “Original Schedule 13D”) filed on May 31, 2022 on behalf of each of Da Yeung Limited and Yeung Danny Sheng Wu, with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”), of Prenetics Global Limited (the “Issuer”), an exempted company limited by shares incorporated under the laws of the Cayman Island.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 6

CUSIP No. G72245106

(1)	Names of reporting persons Da Yeung Limited
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,713,864(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 9,713,864(1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 9,713,864(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.39%(2)
(14)	Type of reporting person (see instructions) CO

(1)

Represents 9,713,864 Class B Ordinary Shares directly held by Da Yeung Limited, a British Virgin Islands company wholly owned by Yeung Danny Sheng Wu. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty (20) votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)

Calculated based on 180,271,908 Ordinary Shares as a single class (being the sum of 157,674,687 Class A Ordinary Shares and 22,597,221 Class B Ordinary Shares) to which this report is related, issued and outstanding as of July 20, 2023. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

SCHEDULE 13D	Page 3 of 6

CUSIP No. G72245106

(1)	Names of reporting persons Yeung Danny Sheng Wu
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Hong Kong SAR

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 22,597,221(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 22,597,221(1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 22,597,221(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 12.54%(2)
(14)	Type of reporting person (see instructions) IN

(1)

Represents (i) 12,883,357 Class B Ordinary Shares directly held by Yeung Danny Sheng Wu, and (ii) 9,713,864 Class B Ordinary Shares held by Da Yeung Limited, a British Virgin Islands company wholly owned by Yeung Danny Sheng Wu. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty (20) votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)

Calculated based on 180,271,908 Ordinary Shares as a single class (being the sum of 157,674,687 Class A Ordinary Shares and 22,597,221 Class B Ordinary Shares) to which this report is related, issued and outstanding as of July 20, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

AMENDMENT NO. 2 TO SCHEDULE 13D	Page 4 of 6

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 (this “Amendment No. 2”), amends and supplements the previously filed Schedules 13D filed by Da Yeung Limited and Yeung Danny Sheng Wu. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information in the previously filed Schedules 13D. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the previously filed Schedules 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b): The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 180,271,908 issued and outstanding Ordinary Shares (consisting of 157,674,687 Class A Ordinary Shares and 22,597,221 Class B Ordinary Shares) of the Issuer as of July 20, 2023. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty (20) votes, whereas each Class A Ordinary Share is entitled to one vote.

The shares beneficially owned by Da Yeung Limited represent approximately 5.39% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 31.87% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

The shares beneficially owned by Yeung Danny Sheng Wu represent approximately 12.54% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 74.14% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

(c): None of the Reporting Persons have effected any transaction in the Ordinary Shares during the past 60 days. However, due to the issuance of 22,222,222 Class A Ordinary Shares pursuant to share sale agreement entered into between the Issuer and certain parties on 25 June 2023 for the acquisition of an equity stake in Insighta Holdings Limited, the total number of issued and outstanding Ordinary Shares increased from a total of 158,049,686 to 180,271,908 on July 20, 2023, resulting in the reduction in the percentage of issued and outstanding ordinary shares of the Issuer held by each Reporting Person as shown in Row (13) of the cover pages of this Schedule 13D.

(d): None.

(e): Not applicable.

SCHEDULE 13D	Page 5 of 6

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

A	Joint Filing Agreement dated May 31, 2022 by and between the Reporting Persons (previously filed with the SEC as Exhibit A to the Original Schedule 13D filed by the Reporting Persons on May 31, 2022).

B	Registration Rights Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp., Artisan LLC, Danny Sheng Wu Yeung and other parties named therein (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

C	Shareholder Support Agreements and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain management shareholders named therein (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

D	Amendment to Shareholder Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and certain management shareholders named therein (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

E	Prenetics Global Limited 2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Form 20-F transition report filed with the SEC on May 27, 2022)

F	Share sale agreement dated as of 25 June 2023, by and among Prenetics Global Limited, Lo Yuk Ming Dennis and Chan Kwan Chee (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on July 6, 2023)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yeung Danny Sheng Wu

Date: July 25, 2023	Signature:	/s/ Yeung Danny Sheng Wu
	Name:	Yeung Danny Sheng Wu

Da Yeung Limited

Date: July 25, 2023	Signature:	/s/ Yeung Danny Sheng Wu
	Name:	Yeung Danny Sheng Wu
	Title:	Director